Exhibit 4.17

Agreement to Commercial Note

This Agreement dated April 30, 2010, between Optical Cable Corporation (“Borrower”) and SunTrust Bank (“SunTrust”) constitutes the “Agreement” referenced under “Additional Terms and Conditions” in the Commercial Note dated April 30, 2010, in the Loan Amount equal to $6,000,000.00. The terms and conditions of this Agreement and the terms and conditions of the Note constitute the entire agreement between Borrower and SunTrust. All defined terms used herein that are not defined herein shall have the meanings ascribed to such terms in the above referenced Commercial Note.

Borrower and SunTrust hereby agree to the following terms and conditions:

I.	AFFIRMATIVE COVENANTS

A.	Financial Information. Borrower shall deliver the following financial information to SunTrust as indicated below:

Borrower’s Annual Financial Statements that have been audited by a certified public accountant acceptable to SunTrust. Such Financial Statements shall be prepared on a GAAP (generally accepted accounting principles) basis and shall be delivered to SunTrust within ninety (90) days after Borrower’s fiscal year-end, commencing with the fiscal year ending October 31, 2010.

Borrower’s internally prepared Financial Statements and Compliance Certificate. Such internally prepared Financial Statements shall be delivered to SunTrust within forty-five (45) days after the end of each of Borrower’s fiscal quarters, commencing with the fiscal quarter ending July 31, 2010.

“Financial Statements” shall include at a minimum, a balance sheet, income statement, statement of retained earnings, statement of cash flows, footnotes, appropriate supporting schedules and other information requested by SunTrust.

Borrower shall deliver within ten (10) days of such request, any additional financial information with respect to Borrower as SunTrust may reasonably request.

Notwithstanding the foregoing, to the extent any financial statements are available as publicly filed documents on www.sec.gov within the time frames set forth above, such financial statements shall be deemed to have been furnished to SunTrust.

B.	Borrowing Base Structure and Certificate. Borrower may borrow an aggregate principal amount, up to the Loan Amount, equal to the sum of the following (the “Borrowing Base”):

(i)	Eighty-five percent (85%) of domestic Accounts Receivable aged ninety (90) days or less; plus

(ii)	Thirty-five percent (35%) of the lesser of $1,000,000 or Borrower’s foreign receivables; plus

(iii)	Twenty-five percent (25%) of the value of raw materials Inventory.

Borrower shall submit to SunTrust each month on or before the 15th of the month a Certificate in a form acceptable to SunTrust setting forth the total amounts of items (i) through (iii) comprising the Borrowing Base as of the end of the prior month. As an Addendum to the Certificate, Borrower shall include an Aging of Accounts Receivable in form and substance satisfactory to SunTrust. Based on such Certificate, SunTrust shall adjust the Borrowing Base as of the 15th of the month. If the Borrowing Base exceeds the then outstanding aggregate principal amount of the Note (the “Excess Amount”), the Borrower shall repay or prepay the Excess Amount within three (3) days after demand from SunTrust. For purposes of calculating the Borrowing Base, Inventory and Accounts Receivable shall include, without limitation, inventory and accounts receivable of Applied Optical Systems, Inc., Centric Solutions LLC and any other subsidiary or other entity the accounts of which in accordance with GAAP would be consolidated with those of Borrower in its consolidated financial statements (collectively, “Consolidated Subsidiaries”).

Notwithstanding anything to the contrary in the Commercial Note or the Security Agreement dated April 30, 2010, SunTrust consents to any merger or other consolidation of any wholly-owned or majority owned subsidiary of Borrower into Borrower, provided that Borrower is the surviving entity. Additionally, Borrower agrees to cooperate with SunTrust should SunTrust, at any time during the term of the Commercial Note, deem it necessary, in SunTrust’s sole determination, to perfect its lien in the Collateral against the Consolidated Subsidiaries.

C.	Unused Availability Fee. Borrower shall pay a fee equal to 0.20%, due quarterly in arrears, based on the average unused availability of the Loan for the preceding quarter. The fee will accrue on an actual/360 day basis (calculated on the actual number of days elapsed over a year of 360 days).

D.	Notification. Borrower shall immediately notify SunTrust of (i) the occurrence of any event of default (or any circumstances which, with notice or the passage of time or both, would constitute an event of default) under the Note, (ii) the commencement of any action, suit, or proceeding or any other matter that could reasonably be expected to have a material adverse effect on the financial condition, operations, assets or prospects of Borrower, (iii) any event or development that could reasonably be expected to have a material adverse effect on the assets, operations or financial condition of Borrower and (iv) any change in the executive officers of Borrower.

E.	Deposit Accounts. Borrower shall maintain its primary operating account and its treasury management with SunTrust.

F.	Loan Documentation and Additional Requirements. All required documentation, including but not limited to borrowing resolutions and commercial note, shall be delivered to SunTrust in form and substance satisfactory to SunTrust.

G.	Financial Covenants. Have and maintain as of the end of each quarter (pursuant to consolidated financial statements to be delivered as required above in Paragraph (A) tested on a rolling four quarter basis commencing with the quarter ending July 31, 2010:

i. A ratio of Debt to Tangible Net Worth no greater than 1.00 to 1.00. For purposes of this Agreement, “Debt” shall mean consolidated total liabilities and “Tangible Net Worth” shall mean consolidated total assets less consolidated (a) goodwill, (b) other intangible assets, and (c) total liabilities, as defined in accordance with GAAP consistently applied; and

ii. A consolidated debt service coverage ratio of not less than 1.5 to 1.00, for purposes hereof “debt service coverage ratio” means Adjusted EBITDA divided by current maturities of long term debt plus consolidated interest expense, defined in accordance with GAAP consistently applied (“Debt Service Coverage Ratio”). “Adjusted EBITDA” means earnings before interest expense, taxes, depreciation and amortization and the following non-cash expenses: (i) any impairment of intangible assets including, without limitation, goodwill and (ii) stock compensation expense, all as presented in the consolidated financial statements. Regarding consolidated interest expense, (x) the amortization of deferred financing costs is included as interest expense in the consolidated statement of operations and is also included as depreciation and amortization in the consolidated statement of cash flows, (y) in the calculation of the numerator, amortization of deferred financing costs should be deducted from the interest expense to avoid duplication, and (z) in the calculation of the denominator, amortization of deferred financing costs should be deducted from interest expense since it is the amortization of a cash payment that occurred in the year the financing was completed and does not represent a periodic interest payment.

For purposes of calculating Tangible Net Worth and the debt service coverage ratio, the assets and liabilities of Consolidated Subsidiaries shall be included in accordance with GAAP. Borrower represents and warrants that the above financial covenants are the same financial covenants with which Borrower is required to comply under its loan agreement with Valley Bank. Borrower agrees that it shall not alter or modify its financial covenants with Valley Bank without the prior written consent of SunTrust.

II.	NEGATIVE COVENANTS

A.	Liens. Borrower shall not, and shall not permit any Subsidiary (if any) to, create, incur, assume or permit any lien, security interest or other type of encumbrance (a “Lien”) on the Collateral, except Liens granted to SunTrust, statutory Liens that do not secure indebtedness, other Liens that have been consented to by SunTrust in writing and Liens set forth on Schedule A.

B.	Event of Default under other Borrower Indebtedness. Borrower shall not, and shall not permit any Subsidiary (if any) to incur an event of default under any other indebtedness for money borrowed, reimbursement obligations under letters of credit, capital lease obligations or hedging obligations likely to have a material adverse effect on the financial condition of Borrower taken as a whole in the sole determination of SunTrust (collectively, “Indebtedness”) or any guarantees or endorsements of any Indebtedness, and any such event of default shall constitute an Event of Default under the Note.

III.	CONDITION PRECEDENT TO THE MAKING OF EACH ADVANCE

A.	The making of each advance under the Note is subject to accuracy of representations and warranties and the further condition that no Event of Default or event which with the passing of time or the giving of notice or both would constitute an Event of Default shall exist at such time.

IN WITNESS WHEREOF, Borrower and SunTrust have caused this Agreement to be executed as of the date first above written.

Non-Individual Borrower(s):

Optical Cable Corporation
Borrower

By:	/s/ Tracy G. Smith

Tracy G. Smith, CFO, Senior Vice President and Secretary
Name and title

SunTrust Bank

By:	/s/ J. Graham Leonard, II

Senior Vice President
Name and title

Schedule A

(a) Liens arising in connection with any court proceedings in the aggregate amount of no more than $200,000 at any one time; (b) carriers’ warehousemen’s, suppliers’ or other similar possessory liens arising in the ordinary course of business and securing liabilities in an outstanding aggregate amount not in excess of $200,000 at any time, so long as such liens attach only to Inventory; (c) pledges or deposits of money securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which Borrower is a party as lessee made in the ordinary course of business; (d) deposits securing, or in lieu of, surety, appeal or customs bonds in proceedings to which Borrower is a party; (e) purchase money liens incurred in the ordinary course of business for purchase of equipment, and (f) Liens in favor of Valley Bank, IOS Capital and IKON Financial Services (together with any renewals, replacements or extensions thereof) and Liens in connection with leases including, without limitation, leasing of equipment and capital leases.